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September 22, 2014

BY HAND AND BY EDGAR

Michael Clampitt
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission 100 F Street N.E.
Washington, D.C. 20549

RE:              Veritex Holdings, Inc.
Registration Statement on Form S-1
Filed August 29, 2014
File No. 333-198484

Dear Mr. Clampitt:

Our client, Veritex Holdings, Inc., a Texas corporation (the “Company”), has requested that we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 15, 2014 (the “Comment Letter”).  We enclose for filing with the Commission Amendment No. 1 to the above-referenced Registration Statement on Form S-1 of the Company (“Revised Registration Statement”), together with exhibits thereto.  On behalf of the Company we wish to thank you and the other members of the Staff for your review and response to the above referenced Registration Statement on Form S-1.

In addition to revisions made in response to the Staff’s comments, the Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We are separately providing the Staff hard copies of this letter and marked copies of the Revised Registration Statement.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Notes to Consolidated Financial Statements

Note 4. Loans and Allowance for Loan Losses, page F-57

1.                                      We read your response to comments twelve and thirteen confirming that you evaluate all TDR’s for impairment using the guidance in ASC 310-10 and that you revised the line item “loans individually evaluated for impairment” in your ASC 310-10-50-11B(g) and (h) disclosures. However it does not appear that you include all of your TDR’s in the “loans individually evaluated for impairment” line item of your table on page F-67 for the periods presented. We note on page F-61 that your recorded investment in TDR’s was approximately $4.1m and $2.6m as of 12/31/2013 and 2012 respectively, while loans individually evaluated for impairment were approximately $3.5m and $2.4m as of 12/31/2013 and 2012 respectively. In your next submission please revise your ASC 310-10-50-11B(g) and (h) disclosures to include all TDR’s for the all periods presented.

Response

The Company has revised its ASC 310-10-50-11 B(g) and (h) disclosures in the Revised Registration Statement, including those disclosures referenced on pages F22 and F67 to clearly indicate for all periods presented that all impaired loans, including the recorded investment of all TDR’s and other impaired loans, are included within the line item total  of the “loans individually evaluated for impairment.”

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If any member of the Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please do not hesitate to contact the undersigned at (713) 221-1122.  Thank you for your consideration.

Very truly yours,

/s/ William S. Anderson
William S. Anderson

cc:        William Schroeder

John Nolan

Jessica Livingston

Securities and Exchange Commission

C. Malcolm Holland III

Veritex Holdings, Inc.

8214 Westchester Drive, Suite 400

Dallas, Texas 75225

Chet A. Fenimore

Fenimore, Kay Harrison & Ford, LLP

812 San Antonio Street, Suite 600

Austin, Texas 78701